EXHIBIT 99.1

Endeavour Silver Highlights Progress on its Three-Year Sustainability Strategy in 2023 Sustainability Report

VANCOUVER, British Columbia, May 16, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) made further progress executing its 2022-2024 Sustainability Strategy, as outlined in the Company’s 2023 Sustainability Report, released today.

Entitled “Transformation in Motion”, the report provides insights into Endeavour’s sustainability performance and approach over 2023, including second-year progress highlights against the strategy.

“Since launching our 2022-2024 Sustainability Strategy two years ago, we have completed many significant initiatives and achieved key targets,” stated Dan Dickson, CEO of Endeavour. “In 2023, we transformed more commitments into meaningful impact across our sites and surrounding areas. With the ongoing construction of our flagship mine, Terronera, we’re on the doorstep of a transformation that will bring us closer to becoming a premier silver producer—and our sustainability initiatives have helped set us up for this exciting future.”

Endeavour’s 2022-2024 Sustainability Strategy is centered around three pillars:

  People – Increasing positive social impacts for people in our workplace and in the communities where we operate.
  Planet – Elevating our environmental stewardship to reduce negative impacts, protect ecosystems and support environmental sustainability.
  Business – Operating a trusted, well-performing business by further strengthening the critical foundations that create long-term organizational sustainability.

The actions we took in 2023, and achievements made, include the following (all dollar amounts presented below are in U.S. dollars):

People

  Continued implementing safety procedures aligned to ISO 45001, the global standard for reducing occupational injuries and diseases, and recorded a 1.03 reportable injury rate.
  Provided an average of 31 training hours per employee and contractor.
  Made upgrades to our mining on-site facilities, including employee accommodations, food services and enjoyment areas, to create more comfortable experiences for our people.
  Nearly doubled our community investments, to $854,620 which supported initiatives such as road improvement projects, the building of a new community water well, and the delivery of skill-training workshops for local residents.
  Marked the seventh anniversary of our Scholarship Program, with 142 scholarships awarded in 2023 – and 855 since 2017 – to enhance access to education for local students.
  Awarded the ‘Socially Responsible Company’ distinction by the Mexican Center for Philanthropy.

Planet

  Released our first climate report aligned to the Task Force on Climate-related Financial Disclosures (TCFD) framework, entitled “Our Climate Journey”, and undertook research to inform the development of a long-term Climate Action Plan.
  Calculated Scope 3 emissions for the first time, for our two producing mines.
  Recycled 89% of water used in our operations, beating our target and minimizing our use of fresh water.
  Diverted 78% of our overall waste from landfills.
  Continued working with an external consultant to align our current practices with the new Global Industry Standard on Tailings Management.
  Planted 58,580 trees through our reforestation program to restore land disturbed by mining activity

Business

  Surpassed 30% representation of women on the Board, achieving our 2024 target.
  Developed Anti-money Laundering and Anti-terrorist Financial Protocol to formalize and strengthen the controls governing our relationships with third parties.
  100% of our employees completed business conduct and ethics training.
  Created a new human rights training course for Endeavour’s security personal.
  97% of our procurement was from local and national suppliers in Mexico.
  Launched Supplier Standards of Conduct to integrate enhanced ESG criteria into our supplier due diligence processes.

The 2023 Sustainability Report and related performance tables are available on Endeavour’s website.
The report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) framework, as well as with reference to the United Nations Sustainable Development Goals (SDGs). A Spanish version of the report will be available online during Q3, 2024.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Galina Meleger, Vice President of Investor Relations
Tel: (877) 685 - 9775
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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